DANIEL M. MILLER

Partner

(604) 630-5199

FAX (604) 687-8504

miller.dan@dorsey.com

July 21, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention:	Division of Corporation Finance, Office of

Life Sciences

Re:	InMed Pharmaceuticals Inc.

Amendment No. 1 to Registration Statement on Form S-1

Submitted July 6, 2020

CIK No. 0001728328

Dear Sirs and Mesdames:

On behalf of our client, InMed Pharmaceuticals Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s response, as we have been informed by the Company, to one of the comments included in the Staff’s letter of comment, dated July 14, 2020 (the “Comment Letter”), in respect of the above noted registration statement. The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed on July 6, 2020

About this Prospectus and Exchange Rates, page 1

1.

You disclose that on June 30, 2020 you have effected a share consolidation (the “June 30, 2020 Share Consolidation”), pursuant to which your issued and outstanding common shares have been consolidated at a ratio of one post-consolidation common share for every 33 pre-consolidation common share. Certain information throughout your document, as noted, and your financial statements, and the related notes have not been adjusted to give effect to the June 30, 2020 Share Consolidation. Please revise all financial information, and all financial statements to reflect the share consolidation in accordance with ASC 260-10-55-12 and SAB Topic 4C, or tell us why such revision is not required. If you conclude that a revision is necessary, please have your independent auditor revise its report on page F-3 to reference the share consolidation, and dual-date its opinion in accordance with AICPA AU-C Section 560.A11. The requested revisions have been made within Amendment No. 2 to the registration statement and to the financial statements and the related notes included therein, in order to, in accordance with ASC 260 and SAB Topic 4C, give effect to the June 30, 2020 Share Consolidation. In addition, the Company’s auditors have revised their opinion to dual-date it in accordance with AICPA AU-C Section 560.A11.

U.S. Securities and Exchange Commission

July 21, 2020

The requested revisions have been made within Amendment No. 2 to the registration statement and to the financial statements and the related notes included therein, in order to, in accordance with ASC 260 and SAB Topic 4C, give effect to the June 30, 2020 Share Consolidation. In addition, the Company’s auditors have revised their opinion to dual-date it in accordance with AICPA AU-C Section 560.A11.

*        *        *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Eric A. Adams

Bruce S. Colwill

        InMed Pharmaceuticals Inc.